Exhibit 4.12

FORM 51 – 102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Ares Strategic Mining Inc. (the “Company”)

1001 – 409 Granville Street

Vancouver, British Columbia V6C 1T2

ITEM 2	Date of Material Change

October 10, 2025

ITEM 3	News Release

The news release dated was disseminated on October 10, 2025 and subsequently filed on SEDAR+.

ITEM 4	Summary of Material Change

The Company announced a LIFE private placement offering to raise up to $10,000,000.

ITEM 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced a non-brokered private placement offering of up to 22,222,222 units (each, a “Unit”) at a price of $0.45 per Unit for gross proceeds of up to $10,000,000 (the “Offering”).

Each Unit shall consist of one (1) common share in the capital of the Company (each, a “Common Share”) and one-half (1/2) of one non-transferable Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will be exercisable into one (1) Common Share (each, a “Warrant Share”) at a price of $0.55 per Warrant Share for a period of two (2) years following the closing date of the Offering.

There is an offering document (the “Offering Document”) related to the Offering that can be accessed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.aresmining.com. Prospective investors should read the Offering Document before making an investment decision.

As disclosed in the Offering Document, the Company intends to use the net proceeds from the Offering for general and corporate working capital purposes and repayment of outstanding debts. Finders’ fees may be paid to eligible arm’s length persons with respect to certain subscriptions accepted by the Company.

The Units offered as a part of the Offering shall be offered to purchasers in each of the Provinces of Canada, with the exception of Quebec, pursuant to the listed issuer financing exemption under Part 5A of NI 45-106 (the “Listed Issuer Financing Exemption”). Units offered under the Listed Issuer Financing Exemption will not be subject to resale restrictions for Canadian resident investors pursuant to applicable Canadian securities laws.

The Offering is anticipated to close in one or more tranches, with the final tranche of the Offering closing within 45 days from the date hereof. The closing is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals, including the Company’s completion of its filing obligations under the policies of the CSE.

None of the securities sold in connection with the Offering will be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

ITEM 7	Omitted Information

Not Applicable.

ITEM 8	Executive Officer

James Walker

President and Chief Executive Officer

(604) 345-1576 or at james@aresmining.com

ITEM 9	Date of Report

October 15, 2025